FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

1.	Relevant Event SUMMARY OF GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

SUMMARY OF Banco BBVA Argentina S.A. (“BBVA ARGENTINA”) GENERAL EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON NOVEMBER 3, 2021.

Banco BBVA Argentina S.A.ʼ President, María Isabel Goiri Lartitegui, called the Meeting to order at 9.05 a.m., on November 3, 2021, assumed the chairmanship of the Meeting and stated that it shall be held as a remote meeting in accordance with Section 22 of the Company By-Laws (after the amendment registered, approved by the Meeting held on April 20, 2021) and with the Comisión Nacional de Valores or CNV (the Argentine Securities and Exchange Commission) General Resolution 830/2020, as applicable. The Chairman informed the Shareholders that, in compliance with such resolution, the recording of such Meeting was in progress in the form of a digital file.

The following Shareholders were identified: (i) Rufino Alfredo Arce, DNI 14,222,855 representing Banco Bilbao Vizcaya Argentaria S.A. and Corporación General Financiera S.A., who expressed that his location was in the Autonomous City of Buenos Aires; (ii) Gotardo César Pedemonte, DNI 16,454,760, representing the shareholder BBV América S.L., who expressed that he was in the Autonomous City of Buenos Aires; (iii) María Gabriela Grigioni, DNI 16,623,571 in the name and on behalf of The Bank of New York Mellon, who expressed that her location was in the Autonomous City of Buenos Aires. Mrs. Grigioni informed to the Meeting that, in accordance with section 9, 11 and 12, Chapter II, Title II of the Comisión Nacional de Valores Rules, O.T. 2013, The Bank of New York Mellon was acting sole and exclusively as Depository of the ADR Program, under the Deposit Agreement entered into with Banco BBVA Argentina S.A. on December 1st, 1993, amended on August 12th, 1997 and May 28th, 2013 and therefore she will cast the votes in divergent form. Likewise, she informed that pursuant to section 13 of such rules, the Depository had delivered, in the Secretaryʼs Office, a copy of the registry of voting instructions and (iv) Marianela Lago, DNI 27,236,346 in the name and on behalf of ANSES FGS (Fund of Sustainability Guarantee), Law 26,425, who expressed that her location was in Banfield, Province of Buenos Aires; (v) Francisco Antonio De Bella, DNI 4,399,782 who expressed that his location was in Bella Vista, Province of Buenos Aires.

As it was previously informed, this Meeting that is held on first call and is attended by 6 shareholders, 1 per se and 5 of them represented by their proxies, who have registered a holding of 547,718,158 book-entry, ordinary shares of one vote per share and a principal amount of one peso each, which represent the same principal amount of Argentine pesos, an attendance of 89,39% of the capital stock of Argentine pesos 612,710,079.

Mr. Félix Ariel Schmutz, Public Accountant, DNI 16,123,616 participated and attended on behalf of Bolsas y Mercados Argentinos S.A. and Lucía Soutullo, Public Accountant, DNI 38,067,792, representing the Comisión Nacional de Valores.

Consequently, having complied with all of the legal and statutory requirements, the Chairman declared the General Extraordinary Shareholders Meeting open and the items provided for in the Agenda were considered, the voting of which originated the results informed below:

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1°) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-President of the Board.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. proxies to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna, considering the impossibility that the President of the Company signs the minutes because of his residence abroad.

The counting of votes showed the following figures, as mentioned below:

Votos positivos: 547.354.471

Votos negativos: 17.196

Abstenciones: 346.491

2°) Partial write-off of the voluntary reserve fund for future profit distributions in the amount of AR$ 6,500,000,000 and consideration of a cash dividend in the same amount, all of this subject to prior authorization by Argentine Central Bank. Delegation to the Board of the power to implement it and to fix the date on which said dividend shall be at the disposal of the Shareholders, once the authorization of the Argentine Central Bank is obtained.

The following issues were approved by the majority of the votes attending the Meeting: (i) to write-off partially the voluntary reserve, to apply the amount of AR$ 6,500,000,000 (Argentine pesos six thousand five hundred million) or such lesser amount as determined by the Argentine Central Bank, to be applied to the payment of a cash dividend as mentioned before, on a pro rata basis to the nominal holding of each shareholder, equivalent to AR$ 10,608606 per share; (ii) to delegate to the Board of Directors the powers for the implementation (including the appointment of the authorized individuals for the necessary filings before the corresponding agencies) and for the fixing of the date for the payment of dividends to the shareholders, once the suspension of the distribution of results has been terminated and when the corresponding authorization by the Argentine Central Bank has been obtained.

The counting of votes showed the following figures, as mentioned below:

Votos positivos: 504.257.479

Votos negativos: 43.230.573

Abstenciones: 230.106

Mr. Gonzalo José Vidal Devoto, representing the Supervisory Committee, left on records that said Committee had exercised its powers during all the instances of the Meeting and supervised due compliance with the legal, ruling and bylaws dispositions including the CNV General Resolution 830/2020. Without limitation of the foregoing, they verified that the Shareholders mentioned at the beginning of the Meeting were effectively connected and participated in this video conference, which was held regularly in all aspects.

There being no further issues to be dealt with, this Meeting was adjourned at 9.20 a.m.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 4, 2021	By:	/s/ Ernesto Gallardo
			Name:	Ernesto Gallardo
			Title:	Chief Financial Officer